              S   A   M   E   X      M    N   I   N   G      C   O   R   P.

S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

September 29, 2010

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on September 29, 2010 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

SAMEX has begun exploration core drilling at the Cinchado gold project, which is located within the Los Zorros property holding in Chile.  Drilling will be focused on gold targets previously outlined in News Release No. 1-10 dated January 21, 2010 (see www.samex.com for news release and graphics).  The Cinchado gold project is one of four gold projects at Los Zorros currently ready or being prepared for drilling.

Item 5:

Full Description of Material Change

SAMEX has begun exploration core drilling at the Cinchado gold project, which is located within the Los Zorros property holding in Chile.  Drilling will be focused on gold targets previously outlined in News Release No. 1-10 dated January 21, 2010 (see www.samex.com for news release and graphics).  The Cinchado gold project is one of four gold projects at Los Zorros currently ready or being prepared for drilling.

PRIVATE PLACEMENT TO FUND GOLD EXPLORATION, CHILE

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 29th day of September, 2010.

“Larry D. McLean”

Director